SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                Date: April 2003

                                   Disco S.A.
                  --------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                  --------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                                 --------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
                    (Address of principal executive offices)

          Registrant's telephone number, international: +54-11-4694-8017
                                                        -----------------

                                    001-14292
                                ---------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                    No   X
                               ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------------

On April 30, 2003, Disco S.A. (the Company") submitted to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") a letter informing the Bolsa of the Company's call for an Ordinary and Extraordinary Shareholders Meeting to be held on May 27, 2003 (the "Letter to the Bolsa"), attaching thereto a copy of the call for an Ordinary and Extraordinary Shareholders Meeting (the "Notice") for publication by the Bolsa. The Letter to the Bolsa and the Notice were made public by the Bolsa. Attached hereto as
Exhibit 1 and Exhibit 2 are the unofficial English translations of the Letter to the Bolsa and the Notice, respectively.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: May 2, 2003                  By:  /s/ Pieter de Nooij
                                      ----------------------
                                      Name:  Pieter de Nooij
                                      Title: Chief Financial Officer

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:

Exhibits            Description

1.                  Unofficial English translation of the Letter to the Bolsa.

2.                  Unofficial English translation of the Notice.

                                                                       Exhibit 1

[Letterhead Disco S.A.]

Buenos Aires 30 April, 2003.

To: Bolsa de Comercio de Buenos Aires.
Publications.

Dear Sirs:

By means of this letter, we are sending to you the call for the Ordinary and Extraordinary Shareholders Meeting to be held on May 27, 2003 at 10.00 am.

We inform you that items 6 and 7 of the Agenda deal with the matters requested by the Supervisory Committee in its meetings held on April 23, 2003 and April 28, 2003.

Very truly yours

Signed by Lucas Gerardus Baptist de Jong.
Vice President acting as President.

                                                                       Exhibit 2

Following is the notice for publication filed today with Bolsa, a copy of which was also sent to CNV.

                                   DISCO S.A.

Call for General Ordinary and Extraordinary Shareholders Meeting


This is a call for the Ordinary and Extraordinary Meeting of Shareholders to be held on May 27, 2003 at 10:00 am, at Larrea 847, 1st floor, city of Buenos Aires, to consider the following agenda:

1- Appointment of two shareholders to sign the minutes.
2- Fixing the number of regular Directors and ratification of the appointment of regular Directors by the Supervisory Committee in its meeting held on February 26, 2003.
3- Fixing the number of Alternate Directors and appointment of the same.
4- Amendment of section 8 of the by-laws.
5- Increase of the registered capital as a result of the capitalization of irrevocable contributions and amendment of section 4 of the by-laws. 6-Consideration of the filing of the financial statements of theCompany as of December 31, 2002 beyond the due date contemplated by the CNV and Buenos Aires Stock Exchange regulations.
7- Status of the investigations at the Company.

Items 5, 6 and 7 from this Agenda are to be dealt with by the shareholders at the Extraordinary Shareholders Meeting.

Notice: The shareholders are reminded that in order to attend this meeting, the shareholders must deposit a record of their shareholdings for recording in the Shareholders Attendance Book, at Larrea 847, 1st floor until May 21, 2003 from 9:00 am to 3:00 pm.

Buenos Aires, April 30, 2003

Signed by Lucas Gerardus Baptist de Jong.
Vice President acting as President.